

May 12, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (605) 696-7250

Donald L. Endres
Chief Executive Officer
VeraSun Energy Corporation
100 22nd Avenue
Brookings, South Dakota 57006

> **Re:** **VeraSun Energy Corporation**
> **Form S-4**
> **Filed April 18, 2006**
> **File No. 333-133342**

Dear Mr. Endres:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the disclosure in this document to reflect comments issued in our letter dated April 27, 2006, relating to your registration statement on Form S-1, File no. 333-132861.

2. To the extent additional subsidiaries of the company come into existence and are made guarantors on the exchange notes prior to the expiration of the offering

period, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

3. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4. We note the escrow account and special offer to purchase the notes in the event that VeraSun does not proceed with or complete the construction of the Charles City Facility. Please give us a detailed legal analysis that supports your conclusion that the private placement of the old notes is complete. In addition, please file the Escrow Agreement as an exhibit to your registration statement.

Summary, page 1
The Exchange Offer, page 6

5. Please briefly discuss the accounting treatment of the transaction. See Form S-4, Item 4(a)(5).

Collateral, page 10

6. Please provide the book value of the assets that are securing the registered notes as of the date of the latest financial statements in the prospectus.

7. Please quantify the market value of the common stock of VeraSun Aurora Corporation and VeraSun Fort Dodge.

8. Tell us supplementally whether there has been any change in the subsidiaries whose stock is included in the collateral pool since you issued the old notes. Tell us whether there has been any change since you filed the registration statement. Finally, tell us what consideration you have given to whether the potential for a shift in the collateral pool affects the requirement that securities exchanged in a transaction in reliance on the Exxon Capital line of letters be identical. Given the potential for a shift in the collateral pool during the exchange offer, please supplementally confirm that the security provisions in both the old and new notes are identical. We may have additional comments upon review of your response.

9. Supplementally confirm that you will advise the staff of any change in the subsidiaries whose stock is included in the collateral pool prior to effectiveness.

Risk Factors, page 17

10. We note your reference to cross-default provisions on page 61. Please consider providing a risk factor to discuss the applicability of cross-default and acceleration provisions in debt instruments to the indenture as well as the company's ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

11. Please indicate that you may not have enough cash to redeem the notes at a premium. In addition, we note your disclosure in the second paragraph under Repurchase of Notes upon a Change of Control on page 60. Please consider adding a risk factor to discuss these risks.

Rights of noteholders in the collateral may be adversely affected . . ., page 20

12. The statements you make in this risk factor seem to contradict the requirements of Section 314 of the Trust Indenture Act. Please revise.

The Exchange Offer, page 31
Procedure for Tendering Outstanding Notes, page 33

13. We note that "[y]our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties." Please revise to include an objective standard for the determination of any conditions to the offer have been satisfied. Similarly revise the letter of transmittal.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes, page 34

14. Please revise to state that the issuer will issue the new notes promptly after expiration of the offer, rather than after acceptance. See Exchange Act Rule 14e-1(c). Please also disclose that all conditions must be satisfied or waived prior to expiration of the offer.

Description of Notes, page 38

15. Please revise the statement that the description of the indenture does not define a holder's rights as a holder of the notes. This may suggest that investors do not have rights under the federal securities laws with respect to the disclosure in this portion of the prospectus.

16. Revise to state that the indenture has been filed as an exhibit to the registration statement.

Repurchase of Notes upon a Change of Control, page 60

17. Please revise to disclose that any repurchase offer made pursuant to the change of control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

Definitions, page 71

18. Please review this section and delete terms whose meanings are generally understood or are obvious from context. Two examples include "Board of Directors" and "GAAP."

Use of Proceeds, page 92

19. Please revise to disclose the interest rate and maturity of indebtedness repaid with the proceeds of your notes and equity offerings. Refer to Instruction 4 to Item 504 of Regulation S-K.

Exhibits

20. Please note that we will review your legal opinion when it is filed.

Signatures, page II-4

21. The signature pages for each co-registrant should include the signatures of the principal executive officer, principal financial officer, and the controller or principal accounting officer.

Exhibit 99.1, Letter of Transmittal

22. Delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has "read," "reviewed," or "understands" all of the terms of the exchange offer.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-3742 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: John R. Thomas, Esq. (*via facsimile* 503/220-2480)
Stoel Rives LLP
900 SW Fifth Avenue
Suite 2600
Portland, Oregon 97204